SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.--)*

HUBEI MINKANG PHARMACEUTICAL LTD.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

44352W 101
(CUSIP Number)

55 Ubi Ave. 3, #03-01, Mintwell Building
Singapore 408864
(Address of principal executive offices, including Zip Code)

Registrant's telephone number, including area code: 65-6747-7883
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lee Tong Jiuh
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) SC (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 2,052,007 (1)
	(8)	SHARED VOTING POWER 1,264,493 (2)
	(9)	SOLE DISPOSITIVE POWER 2,052,007 (1)
	(10)	SHARED DISPOSITIVE POWER 1,264,493 (2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,316,500
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (3)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Lee Tong Jiuh has sole voting and dispositive power over 2,052,007 shares which he directly owns.
(2)     Lee Tong Jiuh is deemed to beneficially own and have shared voting and dispositive power over 1,264,493 shares owned directly by his wife, Jesseline Siah Chiew Choon.
(3)     Based on 43,047,169 shares of common stock issued and outstanding as of September 21, 2011.

Item 1.     SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.001 par value per share (the "Common Stock") of Hubei Minkang Pharmaceutcial Ltd., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the principal executive offices of the Issuer is 55 Ubi Ave. 3, #03-01, Mintwell Building, Singapore 408864.

Item 2.     IDENTITY AND BACKGROUND

(a) - (c)

          Mr. Lee Tong Jiuh (age 50) of 293 Bishan Street 22, #20-83, Singapore, is currently the Executive Director and Sales Director of Hubei Minkang Pharmaceutical Co., Ltd. since 2003, which is a pharmaceutical company that mainly produces and markets Traditional Chinese Medicines and some chemical pharmaceuticals. The address of Hubei Minkang Pharmaceutical Co., Ltd. is 50 Xiba Road, Hubei Province, Yichang, China.

(d) and (e)

          During the last five years, Mr. Lee Tong Jiuh has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

          Mr. Lee Tong Jiuh is a citizen of Singapore.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to a Share Exchange Agreement, dated July 8, 2011 (the "Share Exchange Agreement"), entered into among the Issuer, HBMK Pharmaceutical Limited ("HBMK"), a BVI corporation, and all the shareholders of HBMK (the "Vendors"), which closed on September 21, 2011, the Issuer acquired 100% of the issued and outstanding shares in the capital of HBMK, through the issuance of 33,500,000 shares of Common Stock in aggregate to the Vendors of HBMK on a pro rata basis in accordance with each Vendors' percentage of ownership in HBMK. As a Vendor to the Share Exchange Agreement, Mr. Lee Tong Jiuh received 2,052,007 shares of Common Stock and Mr. Lee's wife, Jesseline Siah Chiew Choon, received 1,264,493 shares of Common Stock, in aggregate constituting approximately 7.7% of the Issuer's outstanding Common Stock. The Share Exchange Agreement was filed with the SEC on July 11, 2011 on a current report on Form 8-K.

Item 4.     PURPOSE OF TRANSACTION

          Mr. Lee Tong Jiuh acquired the Issuer's Common Stock for investment purposes and pursuant to the transaction described in Item 3 above.

Except as set forth herein, Mr. Lee Tong Jiuh has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

          (a)     Mr. Lee Tong Jiuh currently directly owns 2,052,007 shares of Common Stock of the Issuer which represents approximately 4.8% of the outstanding Common Stock of the Issuer. This percentage is based on 43,047,169 shares of Common Stock issued and outstanding as of September 21, 2011.

          (b)     Mr. Lee Tong Jiuh has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 2,052,007 shares of Common Stock, which he directly owns. In addition, Mr. Lee is deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,264,493 shares of Common Stock, which are owned directly by his wife, Jesseline Siah Chiew Choon.

          (c)     Other than the transaction described in Item 3 above, Mr. Lee Tong Jiuh has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d)     No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)     Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Lee Tong Jiuh and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2011	By: /s/ Lee Tong Jiuh Name: Lee Tong Jiuh